EXHIBIT 99.1

Publication of the annual report and invitation to the ordinary shareholders’ meeting

Mechelen, Belgium; 25 March 2021; 21.01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) published its annual report for the financial year 2020.

The annual report for the financial year 2020, including a review of figures and performance, is available online at
https://www.glpg.com/financial-reports and can also be downloaded as PDF. Our annual 2020 Form 20-F filing with the SEC is also available at www.sec.gov/edgar.

Furthermore, Galapagos has the honor to invite its shareholders, holders of subscription rights, board members, and statutory auditor to its annual (ordinary) shareholders’ meeting that will be held on Wednesday 28 April 2021 at 2:00 p.m. (CET) at the Company’s registered office.

The items on the agenda of the ordinary shareholders’ meeting include, amongst other items, the reappointments of Dr. Raj Parekh as a non-executive member of the supervisory board for four years and Katrine Bosley as an independent non-executive member of the supervisory board for one year.

In order to be admitted to the shareholders’ meeting, the holders of securities issued by the Company must comply with article 7:134 of the Belgian Code of Companies and Associations and article 24 of the Company’s articles of association, and fulfill the formalities described in the convening notice. The convening notice and other documents pertaining to the shareholders’ meeting can be consulted on our website, www.glpg.com/shareholders-meetings.

In light of the COVID-19 pandemic, it is currently envisaged that the measures imposed by the Belgian government to deal with this pandemic, such as the obligation to guarantee a distance of 1.5 meters between each person, may still be in effect as of Wednesday 28 April 2021, date of the Company's annual shareholders' meeting. These measures are in the interest of the health of individual securities holders, as well as of the employees of the Company and others who are responsible for organizing the shareholders' meeting. It can also not be excluded that the Belgian government will again impose additional measures. We are monitoring the situation closely and will, if necessary, disclose additional relevant information and measures affecting the ordinary general meeting on the Galapagos website (https://www.glpg.com/shareholders-meetings). In light of this, the Company recommends that shareholders who wish to participate in the annual shareholders' meeting exercise as much as practically possible the right to vote by letter or by proxy to the general counsel. Moreover, holders of securities of the Company are encouraged to exercise their right to ask questions related to the items on the agenda of the general shareholders' meeting in writing.

About Galapagos
Galapagos NV discovers and develops small molecule medicines with novel modes of action, several of which show promising patient results and are currently in late-stage development in multiple diseases. Our pipeline comprises Phase 3 through to discovery programs in inflammation, fibrosis, and other indications. Our ambition is to become a leading global biopharmaceutical company focused on the discovery, development and commercialization of innovative medicines. More information at www.glpg.com.

Contacts

Investors:
Elizabeth Goodwin
VP Investor Relations
+1 781 460 1784

Sofie Van Gijsel
Senior Director Investor Relations
+32 485 19 14 15
ir@glpg.com

Media:
Carmen Vroonen
Global Head Communications & Public Affairs
+32 473 824 874

Kyra Obolensky
Senior Director Corporate Communications
+32 491 92 64 35
communications@glpg.com

Forward-looking statements
This release may contain forward-looking statements. Such forward-looking statements are not guarantees of future results. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any forward-looking statements in this document, unless specifically required by law or regulation.

Disclaimer
The contents of our website, including the annual report for the financial year 2020, and any other website that may be accessed from our website, shall not be deemed incorporated by reference in any filing under the Securities Act of 1933.